



2010 Annual Report



Forest Laboratories, Inc.


Forest Laboratories, Inc.

FOREST LABORATORIES
2010 ANNUAL REPORT

Forest Laboratories, Inc. is a U.S.-based pharmaceutical company with a long track record of building partnerships and developing and marketing products that make a positive difference in people's lives. In addition to its well-established franchises in therapeutic areas of the central nervous and cardiovascular systems, Forest's current pipeline includes product candidates in all stages of development and across a wide range of therapeutic areas. The Company is headquarted in New York, NY.

To learn more about Forest Laboratories, Inc., visit our website at www.frx.com.


Net Revenues
4,192,862
3,922,782
3,836,329
3,441,785
2,962,390
2010 2009 2008 2007 2006


Net Income
682,383
767,743
967,933
454,103
708,514
2010 2009 2008 2007 2006


Research & Development
1,053,561
661,294
670,973
941,003
410,431
2010 2009 2008 2007 2006


Stockholders' Equity
4,889,907
4,114,591
3,715,317
3,024,813
2,697,809
2010 2009 2008 2007 2006

Fiscal Year Ended March 31,	2010	2009
(In thousands, except per share data)		
Net revenues	**$4,192,862**	$3,922,782
Income before income tax expense	**950,686**	970,534
Income tax expense	**268,303**	202,791
Net income	**682,383**	767,743
Earnings per common and common equivalent share - diluted	**$2.25**	$2.52
Weighted average number of common and common equivalent shares outstanding - diluted	**303,781**	305,121



Perhaps it was always that way, but it does seem today that we are inundated with bright young men and women, and some not so young, who are delirious to get as rich as possible as fast as possible. And they are incorrigible - as soon as the balloon breaks, they blow up a bigger one - with new technology that transmits information at the speed of light, because they just can't wait longer than that.

Of course, there are many serious business people building and running companies, trying to make better products more efficiently, and to market them to customers who can use them. And, of course, there are investors and bankers who service and understand business operations and have the patience and vision to serve and commit to serious operating businesses.

But sometimes the impatience of the too eager to get rich right away group infects the atmosphere, so that serious companies too eager to please them compromise their serious purpose by, for example, making a massive acquisition that is presented as a promise of virtually imminent manna, which disappears if you use a sharp pencil in the back room while the boisterous celebration party is underway up front. It is fascinating to observe some of the highly visible massive transactions performed over recent years and observe how often there are inadequate rewards for the vast investment and management commitment they entail.

Of course there are smaller and better ways to shine a brighter light on a company's operations without a massive acquisition, but the big deal still seems to intoxicate some managements. Which is not to say that some big deals may not sometimes be salubrious. We, ourselves, have been looking eagerly and fruitlessly so far and will continue to do so, but for us it must be a very wise transaction indeed, particularly if it involves a too heavy risk for our company itself. But several transactions, each less than massive can achieve the same objective with diversified risk. The objective always is to increase our earnings, immediately, if possible, or in the near future, and to increase markets for our products, and to acquire products from innovative research that might not otherwise be accessible to us. We have even looked at acquiring a significant interest where the putative partner is too large and a smaller interest would accomplish our purpose. No one should doubt our vigorous activity and our confidence that our large working capital will be used to increase the value of our company. Buying our shares, of course, is another way of increasing our earnings per share, but that technique has both its virtues and limitations.

And of course, the cost of acquiring and developing new products has increased significantly because of increased competition and also because we have the desire, and now the skill, to acquire products earlier in their development and take greater risk where the potential reward justifies. Those projects require substantial commitment, but they could, perhaps, enable us to acquire novel and valuable products.

Certainly we are not the only company that tries to run a sound and profitable and increasingly successful business, and tries to tell our story through the haze.

But being in the pharmaceutical business, we also have to deal with the obfuscations that our industry especially faces, and that is the greed of plaintiffs' attorneys and the sometimes inadequately informed politicians. The pharmaceutical industry has achieved miraculous victories that benefit all of us in the battle against nature's billions of years of evolution that has created our defective bodies and placed us in a world that constantly imperils us while every other part of it also struggles for its own survival. But, nevertheless, despite our remarkable achievements and astonishing benefits, pharmaceutical companies seem especially vulnerable to extravagant claims based at best on grossly exaggerated and often on totally fabricated events articulated in a constant barrage of lawsuits and some irresponsible political and media assaults.

Most recently one of the mantras that has arisen in the healthcare debates that is often articulated is that the healthcare system is inefficient - as if every other part of human endeavor were not equally or more inefficient. When, in fact, everything is inefficient because our species is woefully flawed and we are ambitious beyond our capacity to be efficient. In fact, nothing is more inefficient than government itself which is inevitable in a functioning democracy. Waste is ubiquitous, and unless evolution takes a new turn, unavoidable heretofore, now, and forever. Which, of course, is not to say that we should relax and relish inefficiency; we should battle it and try to limit it whenever we can, but with realistic evaluation and expectations. Above all it is important that "efficiency" should not mean reducing the quality of medical care, which, in fact, is already happening.

Our job at Forest is to serve our company and our shareholders and so while we rail against plaintiffs and politicians, we do what we have to do, continuing to achieve patient benefits fighting the diseases and our own biological defects that plague us, which ultimately is what benefits our shareholders most.

As for our own operations, we are not at all unlike many other companies in our industry in facing patent expirations over the next several years. We will lose our exclusivity for Lexapro in 2012 and for Namenda in 2015. However, we are unlike many other companies in that we have an impressive pipeline of products that we believe will replace and exceed the sales of those products.

On March 3rd, this year, together with our partner AstraZeneca, we closed the acquisition of Novexel, a French company. Until then our only relationship with Novexel was that we had licensed the worldwide rights, subject to a significant royalty, to their beta-lactamase inhibitor, identified as NXL104, to be used with ceftaroline, our antibiotic which we had purchased in 2007. Beta-lactamase is an enzyme secreted by some bacteria that destroys antibiotics, and therefore we anticipate that combining an effective beta-lactamase inhibitor with ceftaroline will broaden the range of the drug's effectiveness.

Ceftaroline was originally discovered by Takeda, a Japanese company. After completing clinical studies we filed a New Drug Application (NDA) in December 2009. Our studies demonstrate that ceftaroline is a cephalosporin active against Gram positive and some Gram negative pathogens, including MRSA, (methacillin resistant Staphylococcus aureas), and MDRSP (multidrug resistant Streptococcus pneumoniae) two of the most common pathogens that lead to hospitalization and mortality. Based on our clinical studies, it may also be active against the most common infections treated in hospitals - community acquired pneumonia and what are called "skin and skin structure infections".

This year we will be initiating Phase II studies of the combination of ceftaroline with NXL104 in order to further expand the range of pathogens it is effective against. Bacteria are very clever, and they keep developing mechanisms which immobilize or destroy our antibiotics. Not that they stop and think about it. It's just that they mutate and reproduce so rapidly, so that when they hit on a mutation that enables them to defeat antibiotics, the mutation flourishes while the vulnerable bacteria diminish. As of now, beta-lactamase is the most common defense Gram negative bacteria have which is why NXL104 is potentially so useful.

Acquiring Novexel also eliminates our obligation to pay any royalties on sales of ceftaroline NXL104 whether by us in the United States or on sales by AstraZeneca, our licensee, outside the United States.

As part of the acquisition of Novexel, we also acquired the rights in the United States, free of any royalty, to an additional antibiotic, ceftazidime NXL104. Based on microbiology studies, ceftazidime combined with NXL104 may be highly effective against several dangerous and difficult to treat Gram negative bacteria such as Klebsiella pneumonie and Pseudomonas aeruginosa. However, not all such Gram negative bacteria that cause those diseases produce beta-lactamase enzymes and therefore they can be killed by other available drugs. But the prevalence of the bacteria producing beta-lactamese enzymes is steadily increasing as the bacteria that do not have that defense are reduced by antibiotics and the bacteria with extended spectrum beta-lactamases proliferate. We therefore expect ceftazidime NXL104 to become a very significant antibiotic for serious hospital infections.

Ceftazidime NXL104 is presently being studied in two Phase II studies, one for complicated intra-abdominal infections and the other for complicated urinary tract infections, which are serious and potentially fatal hospital infections. We believe that our group of hospital anti-infectives, consisting of ceftaroline, ceftaroline 104 and ceftazidime 104, can become an important part of our growth and contribute substantially to replacing the loss of products facing patent expiration.

The third benefit we acquired in the acquisition of Novexel was the right to use NXL104 in combination with any drugs we determine for sale in the United States. AstraZeneca has the rights outside the United States. That is a program presently being explored by both companies.

In addition to our anti-infective group of drugs we have a number of other products, both recently approved and in later stage development. In 2008 we launched Bystolic, a cardio selective, vasodilating beta-blocker which in its second year achieved sales of $179 million dollars, and in the fourth quarter ended March 31, 2010, achieved sales of $53 million. We expect it to continue its sales growth. And in 2009 we launched Savella for the treatment of fibromyalgia which in its first year achieved sales of $52 million dollars. Based on existing trends we expect it to double its sales in the current fiscal year and continue to grow in subsequent years.

We have two products already submitted to the FDA for which we are awaiting approval, roflumilast and ceftaroline. The NDA for roflumilast, a novel anti-inflammatory for the treatment of COPD (chronic obstructive pulmonary disease) was filed with the FDA in July 2009. We licensed it last year from Nycomed, a Swiss company. The FDA, in its review, has asked for some additional data which we believe we can provide and we therefore anticipate the product will be approved.

COPD is a serious disease which is chronic, debilitating and can be a fatal condition. Roflumilast is unique in two ways. It is taken orally whereas other common COPD treatments usually require the use of an inhalation device. It also has a novel mode of action. It is a PDE4 inhibitor, a new and useful way to deal with the inflammatory component of COPD. We hope that roflumilast and ceftaroline, both of which were filed with the FDA last year, will be approved this year or early in 2011.

In 2011 we expect to file two additional NDAs. One will be for linaclotide, which is being developed for the treatment of chronic constipation and irritable bowel syndrome. We have completed two successful Phase III studies in chronic constipation, and we expect to have results of the irritable bowel syndrome studies later this year. A product for similar indications had reached approximately $600,000,000 in sales before being withdrawn several years ago for safety reasons. There is no other product on the market with linaclotide's unique mechanism of action. We licensed it from Ironwood Pharmaceuticals, Inc., an American company located in Boston.

The other product we hope to file a NDA for in 2011 is aclidinium, an inhaled product for COPD with a different mode of action than roflumilast. Aclidinium is a long-acting muscarinic antagonist and broncho-dilator, whereas roflumilast is an anti-inflammatory, so that their action is complementary and not at all competitive. The only other long acting product with a similar mode of action to aclidinium already has annual sales of over one and a half billion dollars. We believe aclidinium has certain unique features, including the Genuair device, a particularly patient friendly dry powder inhaler. Aclidinium is licensed from Almirall, the largest domestic pharmaceutical company in Spain.

In 2012, subject to the outcome of ongoing Phase III studies, we expect to file two additional NDAs, both in the CNS area, cariprazine and F2695.

With cariprazine we are currently enrolling patients in Phase III studies in schizophrenia and in acute mania, based on our successful Phase II studies for both indications. We are also conducting Phase II studies in bipolar depression and as adjunctive therapy in major depressive disorder.

Cariprazine is uniquely active at both the D2/D3 dopamine receptors. We licensed it from Gideon Richter, a Hungarian company, and one of the leading companies in Eastern Europe. Schizophrenia and acute mania are very large fields with several products already approved with sales in excess of a billion dollars. There are well-established drugs in this field, but all of them have their virtues and shortcomings. There is always an opportunity for another drug, based on a different molecule, that has different clinical characteristics which makes it the choice drug for many patients. For example, so far cariprazine appears to cause only minimal weight gain at doses which clearly reduce symptoms in bipolar mania and schizophrenia. Weight gain is one of the problems with drugs in this class. Cariprazine may have other patient benefits presently being explored. Therefore we expect cariprazine may achieve a significant share of this enormous market.

Not being first is unimportant, so long as a new product has its own personality and the market is a large one. For example, our product Celexa was the fifth SSRI when it was introduced in 1998, and it achieved annual sales of one and a half billion dollars.

F2695 is a drug for depression, a SNRI, not a SSRI like Lexapro. Thirty percent of the depression market now consists of SNRIs and we want to have a part of that market. A large, impressive Phase II study indicated that our product substantially reduced depressive symptoms and therefore may have a significant role in treating depression. We are now in Phase III. Of course we think we are especially qualified to develop and market an antidepressant. The product was developed by Pierre Fabre, a French pharmaceutical company. As with schizophrenia, there is always room for another product if it has enough benefits for enough patients. In depression no product - not even Lexapro - always works or works best for every patient. We believe F2695 may have certain unique features for many patients which are being investigated in our ongoing studies.

We have several additional products in Phase II and Phase I and also a number of other products that our Business Development group is negotiating and exploring. We look at several hundred products every year and usually find several, often in various stages of development, which we ultimately acquire. Sometimes it is when the NDA has already been filed (roflumilast) or even based on persuasive pharmacology (cariprazine).

Our existing pipeline consists of an impressive array of products which we believe over the next several years has the potential to more than compensate for patent expirations. Including products at the FDA or to be filed with the FDA within the next two years, plus Bystolic and Savella, this pipeline adds up to nine new products. Of course there is no guaranty that the desired outcome of clinical studies or that FDA approval will be obtained, despite our experience and optimism.

There is of course competition in the product acquisition market, but we still find fascinating opportunities to explore and conclude. The remarkable fact is how many opportunities there are available. And for many companies, we are often the most desirable partner precisely because we are small enough so that we can focus on their product without a vast array of competitive products, and big enough to do whatever is necessary to develop and market it with the assurance it will not get lost in the plethora of products in the multi-management layers of much larger companies. And we have proved, over and over again, by our highly successful salesforce performance, why we are a choice partner for so many of those product opportunities.

Forest's impressive pipeline – two products approved and seven products submitted or to be submitted to the FDA in the next several years, and each product with the potential for hundreds of millions of dollars of sales or perhaps more are the result of intense, smart, dedicated effort by teams of people in business development, marketing and science to find, evaluate and conclude a few transactions out of the hundreds we carefully review each year. The efforts to achieve sound evaluations and the submission to the FDA of reliable and complete dossiers likewise represent prodigious effort. And then there is the exceptional group that markets and sells our products.

It was their extraordinary performance that achieved our cliff in the first place, and that skill will today rescue us from that cliff. I cannot adequately express our respect and gratitude for the tenacity, integrity and wholesome dedication of our employees throughout the company. I write this letter, but they achieve our success.





Howard Solomon
Chairman & Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President and Chief Operating Officer

(Dollar amounts in thousands)

General

Fiscal year 2010 was another strong year for Forest as we reported solid financial performance and made significant progress in advancing and expanding our product development pipeline. The year also marked continued growth of our key marketed products, with sales of Namenda® exceeding $1,000,000 for the first time in a fiscal year and solid growth of our two newest products Bystolic® and Savella®.

In August 2009, we entered into a license agreement with Nycomed GmbH (Nycomed) to develop and commercialize Daxas® (roflumilast) in the United States. Daxas is Nycomed's orally administered selective phosphodiesterase 4 (PDE4) enzyme inhibitor developed for the treatment of chronic obstructive pulmonary disease (COPD). Under the terms of the agreement, we made an upfront payment to Nycomed of $100,000 which was recorded to research and development expense. We may be obligated to make payments to Nycomed for future development and sales milestones, and royalties on Daxas sales and we may also be responsible for certain development expenses incurred prior to the Food and Drug Administration (FDA) approval. On May 17, 2010, the FDA issued a complete response letter regarding the New Drug Application (NDA) for Daxas which was filed in July 2009. The FDA requested certain additional information and analyses, however no additional patient related trials were requested for the continued review of the NDA. We are committed to working closely with the FDA to address the outstanding matters and anticipate a response to the FDA during the third calendar quarter of 2010.

We also entered into a license agreement with AstraZeneca AB (AstraZeneca) in August 2009, pursuant to which AstraZeneca will co-develop and commercialize ceftaroline worldwide, excluding the United States, Canada and Japan. Ceftaroline is our late stage, next generation, broad-spectrum, hospital-based injectable cephalosporin being investigated for the treatment of complicated skin and skin structure infections (cSSSI) and community acquired bacterial pneumonia (CABP). Under the terms of the agreement, we received an upfront payment of $40,000 which was recorded to other income. AstraZeneca may be obligated to pay us milestones and royalties based on future sales of ceftaroline.

In December 2009, we entered into an agreement with AstraZeneca, effective contemporaneously with its acquisition of Novexel, S.A. (Novexel), to acquire additional rights to NXL104. The agreement amended our prior agreement with Novexel and pursuant to this amended agreement we acquired full worldwide rights to the ceftaroline/NXL104 combination while simultaneously licensing rights outside the United States, Canada and Japan to AstraZeneca. AstraZeneca may pay us royalties on their international sales of the ceftaroline/NXL104 combination. We also acquired co-development and exclusive commercialization rights in the United States and Canada to all other products containing NXL104, including the ceftazidime/NXL104 combination which is currently being studied in Phase II clinical trials conducted by Novexel. Under the terms of the agreement, we paid Novexel, an AstraZeneca group company, $229,000 for the additional rights to NXL104 which was recorded to research and development expense. In addition, the transaction eliminated all future milestone payments and royalty payments which we would have owed Novexel under the January 2008 license. We may also be obligated to pay half of certain future development milestones in connection with the transaction.

We also entered into a license agreement with Almirall, S.A. (Almirall) in December 2009 to develop, market and distribute LAS100977 in the United States. LAS100977 is Almirall's inhaled long-acting beta2 agonist that will be developed in combination with an undisclosed corticosteroid as a monotherapy for the treatment of asthma and COPD. Under the terms of the agreement we made a $75,000 upfront payment to Almirall which was recorded to research and development expense and we may be obligated to pay future milestone and sales based royalty payments. We will assume responsibility for the United States regulatory approval and commercialization.

In July 2009, we along with our licensing partner H. Lundbeck A/S (Lundbeck) entered into a settlement agreement with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding patent infringement disputes relating to Lexapro®. Pursuant to the settlement, we and Lundbeck will provide licenses to Caraco for any patents related to Lexapro with respect to the marketing of Caraco's generic version of the product as of the date any third party generic that has properly received final approval from the FDA enters the market, other than an authorized generic or the first filer with Hatch-Waxman related exclusivity. In addition, Caraco subsequently took over the commercialization and sale of several products from Forest's subsidiary, Inwood Laboratories, Inc. in consideration for royalties on net sales of those products and Caraco's parent Sun Pharma licensed to Lundbeck, on a worldwide basis, certain patent applications related to the synthesis of escitalopram and citalopram. In connection with the settlement, we incurred a $20,000 charge during the quarter ended September 30, 2009 which was recorded to selling, general and administrative expense. We and Lundbeck reimbursed certain of Caraco's legal costs in connection with these patent litigations.

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which are more commonly known collectively as the Healthcare Reform Bill. The stated goals of this legislation include reducing the number of uninsured Americans, improving the quality of healthcare delivery and reducing projected healthcare costs. Many of the strategies included in this law will impact manufacturers of branded pharmaceutical products.

Forest is paying particular attention to two categories of provisions in the law: those which will impact rebates paid to public and private payers and those which might impact patient access to pharmaceutical products. The former category, containing provisions which take effect in 2010, includes an increase in the Medicaid mandatory rebate (from 15.1% to 23.1% for branded pharmaceutical products), provision of Medicaid Fee-for-Service rebates to drugs adjudicated through Medicaid Managed Care Plans, changes in the calculation of certain pricing information reported to the government and extension of favorable government pricing to additional entities. This category also includes manufacturer rebates to certain patients in the Medicare Part D coverage gap and a fee on pharmaceutical manufacturers, both of which will be implemented in 2011. The latter category includes a CMS ruling on protected drug classes in 2011 in addition to certain expansions of the Medicaid program and the creation of "Health Insurance Exchanges" in 2014.

During fiscal 2007, our Board of Directors (the Board) approved the 2007 Repurchase Program which authorized the purchase of up to 25 million shares of common stock. On August 13, 2007, the Board authorized the purchase of an additional 10 million shares of common stock. For the year ended March 31, 2010, we did not repurchase any shares. As of May 25, 2010, we have repurchased, cumulatively, a total of 29.3 million shares at a cost of $1,160,708 under the 2007 Repurchase Program, leaving us the authority to purchase 5.7 million more shares. On May 17, 2010, the Board authorized a new 2010 Repurchase Program for up to 50 million shares of common stock. The authorization was effective immediately and has no set expiration date. We anticipate making repurchases from time to time in the open market or through private transactions, including accelerated share repurchase programs.

Financial Condition and Liquidity

Net current assets increased by $631,419 for fiscal 2010. Cash and cash equivalents and marketable securities increased from ongoing operations. Of our total cash and marketable securities position at March 31, 2010, 26%, or about $1,065,000, is domiciled domestically, with the remainder held by our international subsidiaries. We currently invest funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. These investments are subject to general credit, liquidity and market risks and have been affected by the global credit crisis. Accumulated unrealized losses decreased by $59,097 to $11,477 on investments of $2,172,738 as compared with $70,574 in unrealized losses on investments of $1,691,810 at March 31, 2009. We have recorded unrealized losses on certain of these investments to other comprehensive income. We believe these unrealized losses to be temporary in nature. We do not have the intent to sell our investments and it is more likely than not that we will not have to sell the investments before the recovery of our cost basis. Trade accounts receivable increased due to higher sales of our key marketed products. Other accounts receivable decreased primarily due to the receipt of an insurance claim relating to a securities litigation against us and certain of our officers, which was previously settled. Inventories, including raw materials, work in process and finished goods, increased in the current year to support continued demand for our products. We believe that current inventory levels are adequate to support the growth of our ongoing business. Other current assets decreased primarily due to a reduction in our current tax asset account that resulted from accruing the current period tax expense against tax overpayments made in prior periods. Current liabilities increased due to normal operating activities.

Property, plant and equipment before accumulated depreciation increased from March 31, 2009, as we continued to invest in our technology and facilities.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to support operations and to facilitate potential acquisitions of products, payment of achieved milestones and capital investments.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2010:

	Payments due by period *(In thousands)*				
	< 1 year	1-3 years	3-5 years	> 5 years	Total
Operating lease obligations	$ 34,906	$56,072	$39,399	$121,596	$251,973
Inventory purchase commitments	79,921				79,921
	$114,827	**$56,072**	**$39,399**	**$121,596**	**$331,894**

Potential future milestone payments to third parties under our collaboration and license agreements of approximately $1,387,000 were not included in the contractual obligations table as they are contingent on the achievement of certain research and development (approximately $534,000) and regulatory approval (approximately $853,000) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, we may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Forest's income tax liabilities are not included in this table because we cannot be certain as to when they will become due. See Note 14 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At March 31, 2010, Forest had no material off-balance sheet arrangements.

Results of Operations

Net sales increased $267,469 or 7% to $3,903,524 in fiscal 2010 from $3,636,055 in fiscal 2009 and increased $134,253 or 4% in fiscal 2009 as compared to $3,501,802 in fiscal 2008 primarily due to strong sales of our key marketed products.

Sales of Lexapro, our most significant product, were $2,270,353 in fiscal 2010, a decrease of $30,592 from fiscal 2009, of which $140,614 was due to volume decreases offset by price increases of $110,022. In fiscal 2009, Lexapro sales totaled $2,300,945 and contributed $8,909 to the net sales change compared to fiscal 2008, of which $120,265 was due to price increases offset by volume decreases of $111,356. Lexapro is indicated for the treatment of depression in adults and adolescents and generalized anxiety disorder in adults. We expect Lexapro sales to remain strong during fiscal 2011. Lexapro's patent is set to expire in March 2012.

Sales of Namenda, our N-methyl-D-aspartate (NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 17%, an increase of $165,658 to $1,114,947 in fiscal 2010 as compared with fiscal 2009, of which $87,084 was due to volume and $78,574 was due to price. In fiscal 2009, sales of Namenda grew 14%, an increase of $119,632 to $949,289 as compared to $829,657 in fiscal 2008, of which $67,293 was due to price and $52,339 was due to volume. Namenda achieved a 34.5% share of total prescriptions in the Alzheimer's market as of March 31, 2010. We anticipate Namenda continuing positive growth. Namenda's patent is set to expire in April 2015.

Bystolic (nebivolol hydrochloride), our beta-blocker indicated for the treatment of hypertension, launched in January 2008, achieved sales of $178,854 and $69,238 in fiscal years 2010 and 2009, respectively. The sales increase of $109,616 during the current period was due principally to volume increases. The U.S. composition of matter patent covering nebivolol hydrochloride is licensed from Mylan Inc. (Mylan) and expires in 2020 and we submitted a patent term extension application to extend this patent until 2021.

Sales of Savella, a selective serotonin and norepinephrine reuptake inhibitor (SNRI) for the management of fibromyalgia launched in April 2009, reached $52,670 in fiscal 2010. The remainder of the net sales change for the periods presented was due principally to volume and price fluctuations of our older and non-promoted product lines.

Contract revenue for fiscal year 2010 was $208,474 compared to $208,999 in fiscal year 2009 and $216,500 in fiscal year 2008, primarily due to co-promotion income from our co-marketing agreement with Daiichi Sankyo (Sankyo) for Benicar®. Forest had been co-promoting Benicar, indicated for the treatment of hypertension, since May 2002. Pursuant to the agreement with Sankyo, active co-promotion of Benicar by Forest ended in the first quarter of fiscal 2009 and we now receive a gradually reducing residual royalty rate through March 2014. We are no longer incurring any salesforce expenses for this product.

Other income increased in fiscal 2010 as compared to fiscal years 2009 and 2008 primarily due to a $40,000 upfront license payment received from AstraZeneca during the quarter ended September 30, 2009. Interest income decreased in fiscal 2010 as compared to fiscal years 2009 and 2008 primarily due to lower average rates of return offset by higher levels of invested funds.

Cost of sales as a percentage of net sales was 23.7% in fiscal 2010, as compared with 22.5% in fiscal 2009 and 22.8% in fiscal 2008. The increase in the current year was primarily due to the $14,000 one-time restructuring charge related to our packaging operations in our Long Island facility.

Selling, general and administrative expense decreased to $1,264,269 in fiscal 2010 from $1,474,274 in fiscal 2009 which had increased from $1,154,845 in fiscal 2008. The decrease in fiscal 2010 was primarily due to a $170,000 charge in fiscal 2009 related to ongoing discussions with the United States Department of Justice. Fiscal 2009 also included launch costs for Bystolic and pre-launch costs for Savella, as well as the one-time charge of approximately $44,100 relating to the termination of the Azor® co-promotion agreement in the June 2008 quarter. Additionally, during the September 2008 quarter, we expensed $25,000 in connection with a settlement of all claims against all defendants in a securities litigation which had been pending against Forest and certain of our officers.

Research and development expense increased to $1,053,561 in fiscal 2010 from $661,294 in fiscal 2009 and from $670,973 in fiscal 2008. Fiscal 2010 included total licensing payments of $404,000 related to the Nycomed, Almirall and AstraZeneca license agreements and development milestone expenses of $60,900. Fiscal 2009 included two $75,000 upfront licensing payments. The first was to Phenomix Corporation (Phenomix) for dutogliptin and the second to Pierre Fabre Médicament (Pierre Fabre) for F2695. Dutogliptin is Phenomix' proprietary orally administered small molecule DPP-4 inhibitor currently in Phase III clinical development for Type II diabetes. We terminated our participation in the development program and returned all rights to the product to Phenomix. F2695 is a selective norepinephrine and serotonin reuptake inhibitor for the treatment of patients with depression. Fiscal 2009 also included approximately $59,500 in development milestone expenses. Fiscal 2008 included a $70,000 licensing charge in connection with the collaboration agreement with Ironwood Pharmaceuticals, Inc. (Ironwood) for the right to co-develop and co-market linaclotide. The fiscal 2008 year also included an upfront license payment of approximately $110,000 to Novexel for the development, manufacture and commercialization of Novexel's novel intravenous beta-lactamase inhibitor, NXL104, in combination with Forest's ceftaroline, which was amended by an agreement with AstraZeneca in December 2009. Development milestone expenses amounted to approximately $51,000 in fiscal 2008.

Research and development expense also reflects the following:

- In August 2009, we entered into a license agreement with Nycomed to develop and commercialize Daxas (roflumilast) in the United States. Daxas is an orally administered selective phosphodiesterase 4 (PDE4) enzyme inhibitor developed by Nycomed for the treatment of chronic obstructive pulmonary disease (COPD). An NDA for Daxas was filed with the FDA in July 2009. In April 2010, an FDA Advisory Committee (the Committee) meeting was held to review Daxas. Despite positive votes on safety and efficacy, the Committee voted against approval of the product. On May 17, 2010, the FDA issued a complete response letter regarding the NDA. The FDA requested certain additional information and analyses, however no additional patient trials were requested for the continued review of the NDA. We are committed to working closely with the FDA to address the outstanding matters and anticipate a response to the FDA during the third calendar quarter of 2010.

- In December 2009, we entered into a license agreement with Almirall to develop, market and distribute LAS100977 in the United States. LAS100977 is Almirall's inhaled long-acting beta2 agonist that will be developed in combination with an undisclosed corticosteroid as a monotherapy for the treatment of asthma and COPD. In Phase II testing, LAS100977 administered once-daily, demonstrated that it has a fast onset of action and long-lasting efficacy and was well tolerated in patients with stable asthma. Additional Phase II studies are planned to begin in the second half of calendar 2010.

- In December 2008, we entered into an agreement with Pierre Fabre to develop and commercialize F2695 (levomilnacipran) in the United States and Canada. F2695 is a selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression. Based on results of a Phase II depression study, we initiated Phase III studies for F2695. We expect top-line results for the first Phase III study in the second half of 2010.

- In connection with our acquisition of Cerexa, Inc. in January 2007, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline, a next generation, broad-spectrum, hospital-based injectable cephalosporin antibiotic with activity against gram-positive bacteria, such as methicillin resistant *Staphylococcus aureus*, and gram-negative bacteria. In June 2008, we reported positive results from two Phase III studies of ceftaroline for complicated skin and skin structure infections and in June 2009, we reported positive results from two Phase III studies for community acquired bacterial pneumonia. Based on positive results from both indications, we submitted a New Drug Application to the FDA in December 2009.

- In April 2006, we entered into an agreement with Almirall for the U.S. rights to aclidinium (aclidinium bromide), a novel long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of COPD. In January 2009 we reported top-line results from our Phase III ACCORD COPD I study. The study showed that aclidinium, administered by inhalation BID (twice-daily), produced statistically significant increases versus placebo in the primary endpoint of trough FEV1 and was well tolerated. This is the first of three pivotal Phase III studies investigating the BID administration of aclidinium in COPD patients. We anticipate reporting top-line results from the two additional Phase III studies in the second half of calendar 2010 and the first quarter of 2011 and filing an NDA for aclidinium in calendar 2011. The development of a fixed-dose combination of aclidinium and the beta-agonist formoterol is currently in Phase II testing and we anticipate top-line results in the second half of calendar 2010.

- In September 2007, we entered into a partnership with Ironwood to co-develop and co-market the compound linaclotide in North America. Linaclotide is currently being investigated for the treatment of constipation-predominant irritable bowel syndrome (IBS-C) and chronic constipation (CC). Linaclotide increases fluid secretions and bowel movement frequency, and reduces abdominal pain. Based on positive results of Phase II(b) randomized, double-blind, placebo-controlled studies assessing the safety and efficacy of linaclotide in patients with CC and IBS-C, we initiated a comprehensive Phase III clinical program to evaluate linaclotide's safety and efficacy in patients with either IBS-C or CC. In November 2009, we reported positive top-line data for the two Phase III trials in CC. The IBS-C trials commenced in July 2009 and we expect to report top-line data in the second half of calendar 2010. We anticipate filing an NDA for both indications in the middle of calendar 2011.

- In November 2004, we entered into an agreement with Gedeon Richter Ltd. (Richter) for the North American rights to cariprazine and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, bipolar mania and other psychiatric conditions. In October 2009, we and Richter received positive top-line results from a Phase II(b) dose-ranging study in schizophrenia patients. Based on the data from this study and the positive results from a previously reported Phase II trial in bipolar mania disorder, we initiated Phase III trials for both indications. In addition, we have commenced Phase II proof of concept studies in patients with Bipolar Depression Disorder and as adjunctive therapy for Major Depressive Disorder. We anticipate reporting top-line results from these Phase II studies in the second half of fiscal 2011.

- In November 2005, we entered into an agreement with Richter for the North American rights to radiprodil (RGH-896), a compound that targets the NR2B receptor being developed for the treatment of chronic pain and other CNS conditions. We have commenced a Phase II dose-ranging study of radiprodil in patients with diabetic peripheral neuropathic pain, with results expected in the second half of calendar 2010.

Among other research and development projects we continue to support are mGLuR1/5, a series of novel compounds that target group 1 metabotropic glutamate receptors and NXL104, a novel intravenous beta-lactamase inhibitor being developed in combination with ceftaroline and ceftazidime. Many of our agreements require us to participate in joint activities and committees, the purpose of which is to make decisions along with our partners in the development of products. In addition, we have entered into several arrangements to conduct pre-clinical drug discovery.

Our effective tax rate increased to 28.2% in fiscal 2010 as compared to 20.9% in fiscal 2009 and 20.0% in fiscal 2008. The effective tax rate for fiscal 2010 was higher compared to fiscal years 2009 and 2008 due primarily to a higher proportion of earnings generated in the United States as compared to lower taxed foreign jurisdictions. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.

We expect to continue our profitability into fiscal 2011 with continued sales growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the consolidated financial statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effects of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements."

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material, and have resulted in either a net increase or a net decrease to net income. If estimates are not representative of actual settlements, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $37,865 at March 31, 2010 and $36,989 at March 31, 2009. Commercial discounts and other rebate accruals were $194,472 at March 31, 2010 and $176,395 at March 31, 2009. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts *(In thousands)*:

March 31,	**2010**	**2009**
Beginning balance	$277,894	$229,681
Provision for rebates	576,836	511,132
Settlements	(558,960)	(471,252)
	17,876	39,880
Provision for returns	21,103	25,517
Settlements	(20,045)	(22,052)
	1,058	3,465
Provision for chargebacks and discounts	354,677	308,655
Settlements	(350,123)	(303,787)
	4,554	4,868
Ending balance	**$301,382**	**$277,894**

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

SELECTED FINANCIAL DATA

March 31,	2010	2009	2008	2007	2006
(In thousands)					
Financial position:					
Current assets	$4,579,191	$3,785,954	$3,036,649	$2,422,717	$2,207,187
Current liabilities	979,646	817,828	610,825	627,608	420,967
Net current assets	3,599,545	2,968,126	2,425,824	1,795,109	1,786,220
Total assets	6,223,531	5,196,808	4,525,367	3,653,372	3,119,840
Total stockholders' equity	4,889,907	4,114,591	3,715,317	3,024,813	2,697,809

Years Ended March 31,	2010	2009	2008	2007	2006
(In thousands, except per share data)					
Summary of operations:					
Net sales	$3,903,524	$3,636,055	$3,501,802	$3,183,324	$2,793,934
Other income	289,338	286,727	334,527	258,461	168,456
Costs and expenses	3,242,176	2,952,248	2,625,932	2,732,941	2,092,878
Income before income tax expense	950,686	970,534	1,210,397	708,844	869,512
Income tax expense	268,303	202,791	242,464	254,741	160,998
Net income	682,383	767,743	967,933	454,103	708,514
Net income per share:					
Basic	$2.25	$2.52	$3.07	$1.43	$2.11
Diluted	$2.25	$2.52	$3.06	$1.41	$2.08
Weighted average number of common and common equivalent shares outstanding:					
Basic	303,386	304,363	314,949	318,539	335,912
Diluted	303,781	305,121	316,412	322,781	340,321

Assets *(In thousands)*	**2010**	**2009**
Current assets:		
Cash (including cash equivalent investments of $1,859,321 in 2010 and $1,337,871 in 2009)	$1,863,484	$1,338,905
Marketable securities	1,458,778	1,242,017
Accounts receivable, less allowance for doubtful accounts of $17,192 in 2010 and $18,511 in 2009	475,653	449,444
Inventories, net	467,769	393,527
Deferred income taxes	236,545	217,811
Other current assets	76,962	144,250
Total current assets	4,579,191	3,785,954
Marketable securities and investments	742,335	449,793
Property, plant and equipment:		
Land and buildings	310,263	309,285
Machinery, equipment and other	292,517	276,754
	602,780	586,039
Less: accumulated depreciation	279,496	240,104
	323,284	345,935
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	466,742	497,897
Deferred income taxes	96,490	100,758
Other assets	524	1,506
	578,721	615,126
	$6,223,531	**$5,196,808**

Liabilities and Stockholders' Equity *(In thousands, except for par values)*		
Current liabilities:		
Accounts payable	$ 130,205	$ 117,192
Accrued expenses	849,441	700,636
Total current liabilities	979,646	817,828
Long-term liabilities:		
Income tax liabilities	353,978	264,389
Commitments and contingencies		
Stockholders' equity		
Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 424,090 shares in 2010 and 422,268 shares in 2009	42,409	42,227
Additional paid-in capital	1,565,585	1,491,239
Retained earnings	7,061,619	6,379,236
Accumulated other comprehensive income (loss)	3,695	(47,145)
Treasury stock, at cost (121,700 shares in 2010 and 120,653 shares in 2009)	(3,783,401)	(3,750,966)
	4,889,907	4,114,591
	$6,223,531	**$5,196,808**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended March 31, *(In thousands, except per share data)*	**2010**	**2009**	**2008**
Net sales	$3,903,524	$3,636,055	$3,501,802
Contract revenue	208,474	208,999	216,500
Interest income	35,472	74,410	108,680
Other income	45,392	3,318	9,347
	4,192,862	3,922,782	3,836,329
Costs and expenses:			
Cost of sales	924,346	816,680	800,114
Selling, general and administrative	1,264,269	1,474,274	1,154,845
Research and development	1,053,561	661,294	670,973
	3,242,176	2,952,248	2,625,932
Income before income tax expense	950,686	970,534	1,210,397
Income tax expense	268,303	202,791	242,464
Net income	**$ 682,383**	**$ 767,743**	**$ 967,933**
Net income per share:			
Basic	$2.25	$2.52	$3.07
Diluted	$2.25	$2.52	$3.06
Weighted average number of common shares outstanding:			
Basic	303,386	304,363	314,949
Diluted	303,781	305,121	316,412

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended March 31,	**2010**	**2009**	**2008**
(In thousands)			
Net income	$682,383	$767,743	$967,933
Other comprehensive income (loss):			
Foreign currency translation (losses) gains	(2,398)	(34,542)	25,815
Pension liability adjustment, net of tax	(11,752)		
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period, net of tax	64,990	(47,195)	(13,102)
Other comprehensive income (loss)	50,840	(81,737)	12,713
Comprehensive income	**$733,223**	**$686,006**	**$980,646**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 31, 2010, 2009, 2008
(In thousands)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Treasury stock	
	Shares	**Amount**	**capital**	**earnings**	**income (loss)**	**Shares**	**Amount**
Balance, March 31, 2007	420,695	$42,069	$1,354,264	$4,657,356	$21,879	101,143	$3,050,755
Adoption of new accounting standard				(13,796)			
Shares issued upon exercise of stock options and vesting of restricted stock	726	73	26,582				
Purchase of treasury stock						8,871	356,327
Tax benefit related to stock options exercised by employees			11,069				
Stock-based compensation			42,257				
Other comprehensive income					12,713		
Net income				967,933			
Balance, March 31, 2008	421,421	42,142	1,434,172	5,611,493	34,592	110,014	3,407,082
Shares issued upon exercise of stock options and vesting of restricted stock	847	85	10,545				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						482	11,782
Purchase of treasury stock						10,157	332,102
Tax benefit related to stock options exercised by employees			2,419				
Stock-based compensation			44,103				
Other comprehensive loss					(81,737)		
Net income				767,743			
Balance, March 31, 2009	422,268	42,227	1,491,239	6,379,236	(47,145)	120,653	3,750,966
Shares issued upon exercise of stock options and vesting of restricted stock	1,822	182	16,970				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						1,047	32,435
Tax benefit related to stock options exercised by employees			8,868				
Stock-based compensation			48,508				
Other comprehensive income					50,840		
Net income				682,383			
Balance, March 31, 2010	**424,090**	**$42,409**	**$1,565,585**	**$7,061,619**	**$ 3,695**	**121,700**	**$3,783,401**

See accompanying notes to consolidated financial statements.

Years Ended March 31, *(In thousands)*	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 682,383	$ 767,743	$ 967,933
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	45,025	43,266	47,101
Amortization, impairments and write-offs	41,485	53,241	44,646
Stock-based compensation expense	48,508	44,103	42,257
Deferred income tax benefit and other non-cash tax items	(16,376)	(26,770)	(21,477)
Foreign currency transaction gain	(303)	(2,095)	(2,051)
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(26,209)	(3,457)	(63,332)
Inventories, net	(74,242)	31,611	9,025
Other current assets	67,288	(110,990)	(6,408)
Other assets	982	165	7,811
Increase (decrease) in:			
Accounts payable	13,013	(106,528)	69,106
Accrued expenses	148,805	313,531	54,110
Income tax liabilities	89,589	65,979	44,615
Net cash provided by operating activities	1,019,948	1,069,799	1,193,336
Cash flows from investing activities:			
Purchase of property, plant and equipment	(32,252)	(40,629)	(34,888)
Purchase of marketable securities	(2,638,354)	(2,236,142)	(3,141,953)
Redemption of marketable securities	2,140,826	2,151,929	2,983,699
Purchase of license agreements, product rights and other intangibles		(25,000)	(415,000)
Net cash used in investing activities	(529,780)	(149,842)	(608,142)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	1,374	3,378	26,655
Tax benefit related to stock-based compensation	8,868	2,419	1,755
Treasury stock transactions	(16,657)	(336,632)	(356,327)
Net cash used in financing activities	(6,415)	(330,835)	(327,917)
Effect of exchange rate changes on cash	40,826	(83,269)	12,112
Increase in cash and cash equivalents	524,579	505,853	269,389
Cash and cash equivalents, beginning of year	1,338,905	833,052	563,663
Cash and cash equivalents, end of year	**$1,863,484**	**$1,338,905**	**$ 833,052**
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	**$156,083**	**$266,401**	**$226,022**

See accompanying notes to consolidated financial statements.

1. Summary of significant accounting policies

(In thousands, except for estimated useful lives which are stated in years):

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. and its subsidiaries, (Forest or the Company) all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

Foreign currency translation: The statements of earnings of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in accumulated other comprehensive income.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may scale-up and make commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. As of fiscal years ended March 31, 2010 and 2009, the Company had no such pre-launch inventory quantities.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value based on quoted market prices in accordance with Accounting Standards Codification (ASC) 320, "Investments - Debt and Equity Securities", and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects Management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, Management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, Management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-50
Machinery, equipment and other	3-10

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment in fiscal 2010 is construction in progress of $14,646 for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $14,000 to complete.

Goodwill: The Company has made acquisitions in the past that include goodwill. Goodwill is not amortized but rather is assessed for impairment annually and on the occurrence of an event that indicates an impairment may have occurred. The Company completed annual impairment assessments and no adjustments to goodwill were necessary for the years ended March 31, 2010 or 2009.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expense and are not material.

Research and development: Expenditures for research and development, including licensing fees and milestone payments (license payments) associated with developmental products that have not yet been approved by the FDA, are charged to expense as incurred. Once a product receives approval, subsequent license payments are recorded as an asset and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $37,700, $34,200 and $32,100 for fiscal years 2010, 2009 and 2008, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with ASC 718, "Compensation - Stock Compensation" takes into consideration the compensation cost attributed to future services not yet recognized.

Accumulated other comprehensive income: Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under GAAP are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation, pension liability adjustments and unrealized gains (losses) on securities which amounted to approximately $10,841, ($11,752) and $4,606 at March 31, 2010 and $13,239, $0 and ($60,384) at March 31, 2009, respectively.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain tax positions: The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the maturity of these items.

Stock-based compensation: The Board of Directors awards stock options and restricted stock to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model and restricted stock is accounted for at fair value based upon the average high and low stock price on the date of grant. These compensation costs are amortized on an even basis (net of estimated forfeitures) over the requisite service period. The Company has never granted options below market price on the date of grant.

Compensation expense of $48,508 ($38,740 net of tax), $44,103 ($35,583 net of tax) and $42,257 ($35,423 net of tax) was recorded to cost of sales, selling, general and administrative and research and development for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2010 was $101,411 pre-tax and the weighted-average period over which the cost is expected to be recognized is approximately 2.9 years.

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

Years ended March 31,	**2010**	**2009**	**2008**
Expected dividend yield	0%	0%	0%
Expected stock price volatility	29.70%	34.17%	31.15%
Risk-free interest rate	2.6%	2.8%	4.2%
Expected life of options (years)	6	6	6

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The expected life is based on vesting and represents the period of time that granted options are expected to be outstanding.

Recent accounting standards: During the quarter ended September 30, 2009 the Company adopted ASC 105, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification as the only source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP.

In April 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-17, "Revenue Recognition - Milestone Method," an update to ASC 605 (formerly Emerging Issues Task Force (EITF) Issue No. 08-9, "Milestone Method of Revenue Recognition") relating to research or development arrangements. This guidance amends ASC 605 to add a subtopic for the milestone method of revenue recognition, called ASC 605-28. ASC 605-28 provides criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The milestone method allows a vendor to recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance shall be applied prospectively to milestones achieved in fiscal 2011 and interim periods within fiscal 2011, with earlier application and retrospective application permitted. The Company is currently evaluating the impact of adopting this guidance.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements". ASU No. 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC 605-25 (previously included within EITF 00-21, "Revenue Arrangements with Multiple Deliverables"). The consensus to ASU No. 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon Management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified beginning in fiscal 2012 and allows for retrospective application. The Company's adoption of this guidance during the current fiscal year did not have an impact on the Company's consolidated financial statements.

In May 2009, the FASB issued guidance within ASC 855, "Subsequent Events" (formerly Statement of Financial Accounting Standards (SFAS) No. 165, "Subsequent Events") and subsequently updated this guidance in February 2010. This guidance establishes general standards for the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements", an amendment to ASC 820, "Fair Value Measurements and Disclosures". The standard requires disclosure for transfers in and out of Level 1 and Level 2, as well as the disclosure of Level 3 activity on a gross, rather than net, basis. The guidance also requires enhancements to certain existing disclosures. The amendments will be effective as of the beginning of fiscal 2011, except for the new requirements around Level 3 activity, which is deferred until the beginning of fiscal 2012. The guidance is not expected to have an impact on the Company's consolidated financial statements.

In April 2009, the Company adopted guidance within ASC 820 for non-financial assets and non-financial liabilities. This statement did not have a material effect on the Company's consolidated financial statements. The majority of the Company's non-financial assets and liabilities are not required to be carried at fair value on a recurring basis. However, the Company is required on a non-recurring basis to use fair value measurements when analyzing asset impairment as it relates to license agreements, product rights and other intangible assets and long-lived assets.

In April 2009, the Company adopted ASC 805, "Business Combinations" (formerly SFAS No. 141(R), "Business Combinations"). The guidance requires an acquirer in a business combination to measure all assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the date of acquisition with limited exceptions. This guidance also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. ASC 805 will further require that acquired in-process research and development (IPR&D) as of the acquisition date is to be capitalized at fair value. Assets acquired and liabilities assumed arising from contingencies at the acquisition date are to be measured at their fair value and acquisition costs generally will be expensed as incurred. The Company has not made any acquisitions in fiscal 2010, although ASC 805 will affect the Company's accounting for future acquisitions.

In April 2009, the Company adopted guidance within ASC 260, "Earnings Per Share" (formerly SFAS No. 128, "Earnings Per Share") that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in ASC 260. Under the guidance unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and need to be included in the computation of earnings per share pursuant to the two-class method. The adoption of the guidance, which was applied retrospectively, did not have a material impact on the Company's consolidated financial statements.

In April 2009, the Company adopted ASC 808, "Collaborative Agreements" (formerly EITF Issue No. 07-1, "Accounting for Collaborative Arrangements"). This guidance defines a collaborative arrangement, establishes reporting requirements and clarifies the manner in which revenues, costs and sharing payments between parties and with third parties be presented in the consolidated statements of income. There was no material impact on the Company's consolidated financial statements from adopting ASC 808. See Note 8 to the Consolidated Financial Statements for details on the Company's current collaboration agreements.

In April 2009, the FASB amended previous guidance and issued additional guidance within ASC 320 relating to the disclosure requirements for other-than-temporary impairments for debt and equity securities. This guidance addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued guidance within ASC 350, "Intangibles - Goodwill and Other" (formerly SFAS No. 142, "Goodwill and Other Intangible Assets"). The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the original guidance. The new guidance was effective as of the beginning of fiscal 2010 on a prospective basis. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

2. Net income per share *(In thousands)*:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

Years ended March 31,	2010	2009	2008
Basic	303,386	304,363	314,949
Effect of assumed conversion of employee stock options	395	758	1,463
Diluted	**303,781**	**305,121**	**316,412**

Options to purchase approximately 18,453, 16,290 and 12,312 shares of common stock at exercise prices ranging from $20.55 to $76.66 per share were outstanding during a portion of fiscal years 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2020.

3. Business operations *(In thousands)*:

The Company and its principal operating subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2010, 2009 and 2008, are from the Company's or one of its subsidiaries' country of origin, as follows:

	2010		2009		2008	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$3,831,553	$293,716	$3,567,989	$333,345	$3,433,233	$371,442
Ireland	22,862	505,725	19,926	520,548	17,729	513,559
United Kingdom	49,109	6,074	48,140	6,410	50,840	9,459
	$3,903,524	**$805,515**	**$3,636,055**	**$860,303**	**$3,501,802**	**$894,460**

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

Years ended March 31,	**2010**	**2009**	**2008**
Central nervous system (CNS)	$3,455,700	$3,268,561	$3,137,878
Cardiovascular	218,365	94,359	35,616
Other	229,459	273,135	328,308
	$3,903,524	**$3,636,055**	**$3,501,802**

The Company's CNS franchise consisting of Lexapro®, Celexa®, Namenda® and Savella® accounted for 89% of the Company's net sales for the year ended March 31, 2010 and 90% for the years ended March 31, 2009 and 2008.

The following illustrates net sales to the Company's principal customers:

	2010	**2009**	**2008**
McKesson Drug Company	36%	37%	38%
Cardinal Health, Inc.	33%	33%	30%
AmeriSource Bergen Corporation	20%	19%	15%

4. Accounts receivable *(In thousands)*:

Accounts receivable, net, consists of the following:

March 31,	**2010**	**2009**
Trade	$410,203	$351,697
Other	65,450	97,747
	$475,653	**$449,444**

5. Inventories *(In thousands)*:

Inventories, net of reserves for obsolescence, consist of the following:

March 31,	**2010**	**2009**
Raw materials	$139,860	$ 94,373
Work in process	35,767	13,022
Finished goods	292,142	286,132
	$467,769	**$393,527**

6. Fair value measurements *(In thousands)*:

In the first quarter of fiscal 2009, the Company adopted the provisions of ASC 820, "Fair Value Measurements and Disclosures." This pronouncement defines fair value, establishes a framework for measuring fair value under GAAP and requires expanded disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but rather generally applies to other accounting pronouncements that require or permit fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. ASC 820 utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets adjusted to fair value at March 31, 2010 are its commercial paper investments included in cash and cash equivalents, money market accounts, municipal bonds and notes, government agency bonds, corporate bonds, certificates of deposit, variable rate demand notes, floating rate notes and auction rate securities (ARS). These assets are subject to the measurement and disclosure requirements of ASC 820. The Company adjusts the value of these instruments to fair value each reporting period. No adjustment to retained earnings resulted from the adoption of ASC 820.

The following table presents the level within the fair value hierarchy at which the Company's financial assets are carried at fair value and measured on a recurring basis:

Description	Fair value at March 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,839,944	$1,390,393	$449,551	
Municipal bonds and notes	426,872		426,872	
Commercial paper	433,952	141,156	292,796	
Variable rate demand notes	157,199		157,199	
Floating rate notes	359,293	359,293		
Auction rate securities	36,089			$36,089
Certificates of deposit	497,285	418,929	78,356	
Corporate bonds	299,207		299,207	
Government agency bonds	14,941		14,941	

As of March 31, 2010, the Company has determined the value of the ARS portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and the amount of cash flows and expected holding periods for the ARS. As a result of this analysis, for the year ended March 31, 2009, the Company recorded a temporary impairment loss of $1,906 relating to the ARS portfolio. The Company reassessed the value of the ARS portfolio for the year ended March 31, 2010 and determined that no further loss was to be recorded. The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

	Year ended March 31, 2010
Balance at March 31, 2009	$36,839
Sales	(750)
Balance at March 31, 2010	**$36,089**

There were no purchases or material realized gains or losses within the Level 3 ARS during the year ended March 31, 2010.

Certain money market accounts are classified as Level 1 assets. All floating rate notes, certain commercial paper investments and certificates of deposit are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company's money market accounts, commercial paper and certificates of deposit and all of the Company's variable rate demand notes, municipal bonds and notes, corporate bonds and government agency bonds are based on Level 2 inputs in the ASC 820 fair value hierarchy.

The Company holds investments in ARS amounting to $36,089 (with underlying maturities from 21.8 to 32.2 years) of which $22,800 is collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the United States government under the Federal Family Education Loan Program. The balance of the ARS investments of $13,289 are issued by local municipal governments. Liquidity for these securities was normally dependent on an auction process that resets the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by the Company and others were unsuccessful, requiring the Company to continue to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The rate is generally equal to or higher than the current market rate for similar securities. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

The Company classifies the ARS as non-current assets held for sale under the heading "Marketable securities" in the Company's consolidated balance sheets at fair value.

7. Marketable securities *(In thousands)*:

Available-for-sale debt securities consist of the following:

March 31, 2010	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 157,199		
Municipal bonds and notes	218,146	$ 800	
Commercial paper	433,952	620	
Certificates of deposit	451,184	40	
Corporate bonds	118,280	615	
Floating rate notes	80,017	2	($ 213)
Total current securities	1,458,778	2,077	(213)
Noncurrent:			
Municipal bonds and notes	208,726	111	(20)
Government agency bonds	14,941		(42)
Corporate bonds	180,927	156	
Auction rate notes	36,089		
Floating rate notes	273,277		(11,202)
Total noncurrent securities	713,960	267	(11,264)
Total available-for-sale debt securities	**$2,172,738**	**$2,344**	**($11,477)**

March 31, 2009	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 158,309		
Municipal bonds and notes	145,845	$1,269	
Certificates of deposit	331,941	475	
Corporate bonds	41,528		($ 255)
Commercial paper	482,880	2,936	
Floating rate notes	81,514		(1,287)
Total current securities	1,242,017	4,680	(1,542)
Noncurrent:			
Municipal bonds and notes	72,401	675	(66)
Corporate bonds	54,320		(463)
Auction rate notes	36,839		
Floating rate notes	286,233		(68,503)
Total noncurrent securities	449,793	675	(69,032)
Total available-for-sale debt securities	**$1,691,810**	**$5,355**	**($70,574)**

Proceeds from the sales of available-for-sale debt securities were $2,140,826 and $2,151,929 during fiscal years 2010 and 2009, respectively. Gross realized gains on those sales during fiscal years 2010 and 2009 were $13,024 and $20,077, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. Net unrealized holding losses on available-for-sale debt securities in the amount of $9,133 and $65,219 for the years ended March 31, 2010 and March 31, 2009, respectively, have been included in Stockholders' equity: accumulated other comprehensive income. The preceding table does not include the Company's $28,375 investment in Ironwood Pharmaceuticals, Inc. (Ironwood), which is held at fair market value based on the quoted market price for the related security and described in Note 8 to the Consolidated Financial Statements.

Contractual maturities of available-for-sale debt securities at March 31, 2010, are as follows:

	Estimated fair value
Within one year	$1,458,778
1-5 years	604,127
5-10 years	55,711
After 10 years	54,122
	$2,172,738

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit and capital markets were to continue to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

8. Intangible assets and license and collaboration agreements
(In thousands, except amortization periods which are stated in years):

License agreements, product rights and other intangibles consist of the following:

		March 31, 2010		March 31, 2009	
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	12	$196,300	$128,285	$196,300	$110,643
Product rights	11	68,662	43,056	68,206	35,394
Buy-out of royalty agreements	11	465,061	95,061	465,061	91,274
Trade names	20	34,190	31,069	34,190	28,573
Non-compete agreements	13	16,000	16,000	16,000	16,000
Other	1	3,921	3,921	3,921	3,897
Total	11	**$784,134**	**$317,392**	**$783,678**	**$285,781**

Amortization of license agreements, product rights and other intangibles was charged to selling, general and administrative expense for fiscal years ended March 31, 2010, 2009 and 2008 and amounted to approximately $31,432, $53,241 and $44,646, respectively. Future annual amortization expense expected is as follows:

Years ending March 31,	
2011	$ 26,917
2012	39,305
2013	43,249
2014	43,603
2015	35,414
	$188,488

In fiscal 2010, the Company entered into four license agreements. The first was with Nycomed GmbH (Nycomed) to develop and commercialize Daxas® (roflumilast), an orally administered selective phosphodiesterase 4 (PDE4) enzyme inhibitor developed for the treatment of chronic obstructive pulmonary disease (COPD). The second was with AstraZeneca AB (AstraZeneca) to acquire additional rights to NXL104 and amended the Company's prior agreement with Novexel, S.A. Pursuant to this amended agreement, the Company acquired full worldwide rights to the ceftaroline/NXL104 combination while simultaneously licensing rights outside the United States, Canada and Japan to AstraZeneca. We also acquired co-development and exclusive commercialization rights in the United States and Canada to all other products containing NXL104 including the ceftazidime/NXL104 combination. The third agreement was with Almirall, S.A. (Almirall) to develop, market and distribute LAS100977, an inhaled long-acting beta2 agonist that will be developed in combination with an undisclosed corticosteroid as a monotherapy for the treatment of asthma and COPD. Pursuant to each of these agreements, the Company paid upfront license fees of $100,000 to Nycomed, $229,000 to AstraZeneca and $75,000 to Almirall. These fees were recorded to research and development expense. The fourth agreement was with AstraZeneca, pursuant to which AstraZeneca will co-develop and commercialize ceftaroline worldwide, excluding the United States, Canada and Japan. Ceftaroline is the Company's next generation, broad-spectrum, hospital-based injectable cephalosporin being investigated for the treatment of complicated skin and skin structure infections (cSSSI) and community acquired bacterial pneumonia (CABP). Under the terms of the agreement, the Company received an upfront payment of $40,000 which was recorded to other income.

In January 2009, the Company received marketing approval for Savella®, its selective serotonin and norepinephrine reuptake inhibitor for the management of fibromyalgia. Upon approval, the Company paid Cypress Bioscience, Inc., its licensor for the product, $25,000. This milestone payment is currently being amortized using the straight-line method over the useful life of the product and is being recorded to selling, general and administrative expense.

In fiscal 2009, the Company entered into a license agreement with Pierre Fabre Médicament (Pierre Fabre) to develop and commercialize F2695, a propriety selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression and other central nervous system disorders. Pursuant to this agreement, the Company paid an upfront license fee of $75,000 to Pierre Fabre which was recorded to research and development expense.

In fiscal 2008, the Company made a milestone payment of $20,000 to Daiichi Sankyo (Sankyo) for the co-promotion rights to Azor®. Effective July 1, 2008 the Company and Sankyo terminated this co-promotion agreement for Azor. As a result of terminating the agreement, the Company recorded a one-time charge of approximately $44,100 to selling, general and administrative expense which was comprised of a termination fee of approximately $26,600 and $17,500 related to the unamortized portion of the initial upfront payment.

Effective April 1, 2009 the Company implemented ASC 808-10, "Collaborative Arrangements", which prescribes that certain transactions between collaborators be recorded in the income statement on either a gross or net basis, depending on the characteristics of the collaboration relationship, and provides for enhanced disclosure of collaborative relationships.

These collaborations are contractual agreements with third parties consisting of a joint operating activity involving the research and development, manufacturing and marketing of a product. These collaboration agreements are profit sharing in nature and consequently both the Company and its partners are active participants and are subject to significant risks and rewards. These collaborative arrangements generally require the Company to make milestone and royalty payments based upon the results of specific development or regulatory objectives and future sales, if any. These agreements also include provisions for reimbursement of certain expenses between the Company and its partners. The Company has entered into several other license agreements which are not profit sharing in nature and accordingly do not qualify as collaboration agreements as defined by ASC 808-10.

Two of the Company's agreements qualify as collaboration agreements under ASC 808-10. In October 2008, the Company entered into a collaboration agreement with Phenomix Corporation (Phenomix) to co-develop and co-promote dutogliptin, Phenomix' proprietary orally administered, small molecule dipeptidyl-peptidase-4 (DPP-4) inhibitor being developed for the treatment of Type II diabetes. The Company made a $75,000 upfront payment to Phenomix in fiscal 2009, which was recorded to research and development expense. The Company has terminated its participation in the development program and returned all rights to the product to Phenomix. In September 2007, the Company entered into a collaboration agreement with Ironwood to co-develop and co-market Ironwood's first-in-class compound linaclotide, currently being investigated for the treatment of constipation-predominant irritable bowel syndrome and chronic constipation. Under the terms of the agreement, in fiscal 2008 the Company paid Ironwood a $70,000 upfront licensing fee which was recorded to research and development expense. During the September 2009 quarter, the Company paid Ironwood $45,000 in development milestones, of which $28,400 was charged to research and development expense and $16,600 was recorded as a preferred equity investment in Ironwood. As a result of Ironwood's initial public offering in February 2010, this investment was converted into publicly traded common shares. At March 31, 2010, this investment had a value of $28,375 and is included under the heading "Marketable securities" in the Company's consolidated balance sheets at fair value. These products have not yet been approved by the FDA.

9. Accrued expenses *(In thousands):*

Accrued expenses consist of the following:

March 31,	2010	2009
Managed care and Medicaid rebates	$232,337	$213,384
Employee compensation and other benefits	117,833	101,041
Clinical research and development costs	103,114	51,085
Reserve for USAO investigation (see Note 13)	170,000	170,000
Other	226,157	165,126
	$849,441	**$700,636**

10. Debt facility *(In thousands)*:

On December 7, 2007, the Company established a $500,000 revolving credit facility for the purpose of providing additional financial liquidity for the financing of business development and corporate strategic initiatives. The facility can be increased up to $750,000 based upon agreement with the participating lenders and expires on December 7, 2012. As of May 25, 2010, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

11. Commitments *(In thousands)*:

Leases: The Company leases manufacturing, laboratory, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2027. Rent expense approximated $35,380, $35,857 and $34,630 for fiscal years ended March 31, 2010, 2009 and 2008, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years ending March 31,	
2011	$ 34,906
2012	31,280
2013	24,792
2014	19,898
2015	19,501
Thereafter	121,596
	$251,973

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional milestone payments totaling approximately $1,387,000. These milestone payments become due and are payable only upon the achievement of certain research and development (approximately $534,000) and regulatory approval (approximately $853,000) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Inventory purchase commitments: The Company has inventory purchase commitments of $79,921 as of March 31, 2010.

12. Stockholders' equity *(In thousands, except per share data)*:

In August 2007, the stockholders of the Company voted to adopt the 2007 Equity Incentive Plan (the 2007 Plan) which replaces and supersedes all prior stock option plans. Under the 2007 Plan, 13,950 shares were authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2010:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.55 to $30.00	2,761	8.9	$24.68	539	$24.20
30.01 to 50.00	13,652	4.3	38.26	8,424	39.60
50.01 to 63.44	2,288	3.8	52.97	1,407	53.89
	18,701	4.9	38.05	**10,370**	40.74

Transactions under the stock option plan are summarized as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:				
Outstanding at March 31, 2007 (at $5.64 to $76.66 per share)	18,224	$40.91		
Granted (at $37.26 to $51.96 per share)	3,248	38.68		
Exercised (at $5.64 to $53.23 per share)	(734)	36.68		
Forfeited	(1,444)	44.62		
Outstanding at March 31, 2008 (at $9.77 to $76.66 per share)	19,294	40.38		
Granted (at $20.55 to $38.33 per share)	2,989	28.62		
Exercised (at $9.77 to $38.94 per share)	(715)	14.88		
Forfeited	(2,715)	46.13		
Outstanding at March 31, 2009 (at $12.29 to $76.66 per share)	18,853	38.58		
Granted (at $22.19 to $31.27 per share)	3,011	29.65		
Exercised (at $12.29 to $24.67 per share)	(1,296)	13.41		
Forfeited	(1,867)	47.07		
Outstanding at March 31, 2010 (at $20.55 to $63.44 per share)	**18,701**	$38.05	4.9	$18,714
Exercisable at March 31, 2010	10,370	$40.74	2.9	$ 3,855

	Shares	Weighted average grant date fair value
Restricted stock:		
Outstanding at March 31, 2007		
Granted	453	$37.33
Vested	(2)	39.88
Outstanding at March 31, 2008	451	37.32
Granted	1,086	25.44
Vested	(133)	37.31
Forfeited	(44)	36.33
Outstanding at March 31, 2009	1,360	27.87
Granted	1,122	30.82
Vested	(525)	28.46
Forfeited	(71)	27.81
Outstanding at March 31, 2010	**1,886**	$29.46

At March 31, 2010, 2,158 shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2010, 2009 and 2008 was $23,203, $8,234 and $9,461, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2010, 2009 and 2008 was $15,518, $3,366 and $62, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2010, 2009 and 2008 were $10.17, $11.19 and $15.20, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2010, 2009 and 2008 was approximately $1,374, $3,378 and $26,655, respectively. In connection with these exercises, the tax benefit realized was $8,868, $2,419 and $1,755, respectively. The Company settles employee stock option exercises with newly issued common shares.

13. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption *"In re Brand Name Prescription Drugs Antitrust Litigation."*

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including Forest, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in the Company's favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, the Company has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants against a group of designated plaintiffs due to those plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to the designated plaintiffs' effort to obtain injunctive relief. The litigation is continuing with discovery regarding the claims of other plaintiffs.

The Company's directors and certain of its officers were named as defendants in two derivative actions purportedly brought on behalf of the Company, filed in the same Court and consolidated under the caption *"In re Forest Laboratories, Inc. Derivative Litigation."* The consolidated complaint in these derivative actions alleged that the defendants breached their fiduciary duties by, among other things, causing the Company to misrepresent its financial results and prospects, selling shares of our common stock while in possession of proprietary non-public information concerning our financial condition and future prospects, abusing our control and mismanaging the Company and wasting corporate assets. The complaint sought damages in an unspecified amount and various forms of equitable relief. In September 2006, the Court granted the Company's motion to dismiss this case on the ground that the plaintiffs failed to make a pre-suit demand on the Company's Board of Directors. By stipulation, plaintiffs' appeal of this decision to the United States Court of Appeals for the Second Circuit and any other actions in this litigation have been stayed until September 30, 2010.

In April 2009, a new derivative action captioned *Arnold Wandel, derivatively, Plaintiff vs. Howard Solomon, Lawrence S. Olanoff, et al, Defendants and Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc., Nominal Defendants* was filed in New York State Supreme Court, County of New York, alleging that the Company's directors and certain officers breached their fiduciary duties to the Company in connection with disclosure of Celexa and Lexapro pediatric studies and alleged improper marketing of Celexa and Lexapro, and thereby caused the Company to be harmed by incurring a $65 million settlement of a securities class action concluded in the prior fiscal year and exposed the Company to possible damages and fines in connection with the matters alleged in the complaint-in-intervention filed by the United States Government in the *qui tam* actions described below. The complaint also alleges that some defendants sold shares of the Company's stock at inflated prices and thereby harmed the Company (even though the shares were not purchased by the Company). Most of the substantive allegations in this complaint (other than those relating specifically to the complaint-in-intervention filed in the *qui tam* actions described below) were also made in the derivative action in federal court described above which was dismissed because the plaintiffs did not make a pre-suit demand on the Company's Board of Directors. The Company's time to respond to the complaint has been extended until September 30, 2010. The Company intends to vigorously defend this action if the plaintiff proceeds with it.

Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc. (FPI) are named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) are pending in the United States District Court for the District of Massachusetts under the caption *"In re Pharmaceutical Industry AWP Litigations"* for coordinated treatment. In addition, various state court actions are pending in actions brought by the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005) and Kansas (commenced November 3, 2008), as well as actions brought by the Commonwealth of Kentucky (commenced November 4, 2004) and the State of Utah (commenced in May 2008). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006). An additional action was filed by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance Plan (commenced July 27, 2009).

Motions to dismiss have been filed with respect to most of the actions. While the motions to dismiss largely have been denied, some claims have been dismissed, including federal Racketeering Influenced and Corrupt Organizations (RICO) claims brought by various New York counties whose remaining claims are pending in the multi-district proceeding (MDL) in Massachusetts. The Utah motion was granted, and Plaintiff is pursuing an appeal of that dismissal. Discovery is ongoing. In May 2009, several defendants, including Forest, reached an agreement in principle to settle the action brought by the State of Alabama, and Forest has recently reached settlements in principle with the States of Hawaii and Iowa, as well as the New York Counties whose claims are pending in the MDL proceeding in Massachusetts. The Company's settlement payments are not material to our financial condition or results of operations and are fully covered by established reserves. It is not anticipated that any trials involving the Company in these matters will take place before 2011.

The United States Attorney's Office for the District of Massachusetts (USAO) has been investigating whether the Company may have committed civil or criminal violations of the federal "Anti-Kickback" laws and laws and regulations related to "off-label" promotional activities in connection with our marketing of Celexa, Lexapro and other products. As part of this investigation, we received a subpoena from the Office of Inspector General of the Federal Office of Personnel Management requesting documents relating to Celexa and have subsequently received further subpoenas from the USAO concerning Lexapro and other products, including Namenda and Combunox. The subpoenas request documents relating to a broad range of the Company's marketing and promotional activities during the period from January 1, 1997 to the present. In April 2006, the Company received an additional subpoena from the USAO requesting documents concerning the Company's manufacture and marketing of Levothroid, the Company's levothyroxine supplement for the treatment of hypothyroidism. The Company understands that this subpoena was issued in connection with the USAO's investigation of potential civil or criminal violations of federal health laws in connection with Levothroid. In connection with this investigation, in February 2009, the USAO filed a complaint-in-intervention against the Company in two *qui tam* lawsuits relating to the Company's marketing practices which had been filed under seal. The complaint-in-intervention, under the caption *"United States of America ex rel. Christopher R. Gobble, et al. v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.; United States of America ex rel. Joseph Piacentile, et al. v. Forest Laboratories, Inc."* was made publicly available in February 2009. The complaint-in-intervention details allegations of the government's view of Forest's conduct and includes allegations with respect to off-label promotion, activities deemed to be "kickbacks" and disclosure issues relating to a failed pediatric trial of Lexapro. During fiscal 2009, the Company recorded an expense of $170 million in connection with this investigation and litigation. In May 2009, Forest reached an agreement in principle with the USAO and the Civil Division of the U.S. Department of Justice (DOJ) to settle civil claims arising from this investigation, including (a) claims on behalf of the U.S. government asserted in the two *qui tam* lawsuits mentioned above and (b) related claims by states who are members of the National Association of Medicaid Fraud Control Units, which has been working with the USAO and the DOJ. The amount of the settlement subject to the agreement in principle falls within the $170 million reserve in respect of these matters recorded in fiscal 2009. Consummation of the agreement in principle is subject to the negotiation and finalization of appropriate implementing agreements, including civil settlement agreements and a corporate integrity agreement. The negotiation of these agreements is ongoing, and until they are finalized, there can be no assurance that a negotiated resolution of these matters can be achieved or that any such resolution will not require payments in excess of the expense recorded in fiscal 2009. In addition, the agreement in principle discussed above does not resolve the government's ongoing investigation into potential criminal law violations related to Celexa, Lexapro and Levothroid. The Company is continuing to cooperate with this investigation and to discuss these issues, including a potential settlement of the criminal investigation, with the government. There can be no assurance that the Company will be able to reach any settlement of the criminal matter; but if a settlement is reached, it is likely that any settlement of the criminal investigation may require a second reserve, potentially as large as the 2009 reserve, or higher.

The agreement in principle described in the immediately preceding paragraph does not cover a claim for retaliatory termination under the False Claims Act brought by relator Christopher Gobble, a former Forest sales representative, in the *qui tam* lawsuit captioned *"United States of America ex rel. Christopher R. Gobble, et al. v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.,"* also described in the immediately preceding paragraph. The Company has moved to dismiss Mr. Gobble's claim, and intends to continue to vigorously defend against this claim.

The Company and FPI are defendants in five federal actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa or Lexapro, all of which have been consolidated for pretrial purposes in a multidistrict litigation proceeding in the United States District Court for the District of Massachusetts under the caption *"In re Celexa and Lexapro Marketing and Sales Practices Litigation."* These actions, three of which are purported nationwide class actions, and one of which is a purported California-wide class action, allege that the Company and FPI marketed Celexa and Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under a number of state consumer protection statutes, state common laws, and the federal RICO statute. The Company and FPI have moved to dismiss the complaints, and intend to continue to vigorously defend against these cases.

The Company or FPI are also named as defendants in two similar actions pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, arising from nearly identical allegations as those contained in the federal actions described in the immediately preceding paragraph. The first action, filed on July 22, 2009 under the caption *"Crawford v. Forest Pharmaceuticals, Inc.,"* is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. Only FPI, which is headquartered in Missouri, is named as a defendant. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. On January 5, 2010, FPI filed an answer to the complaint and moved to join the Company as a necessary party. The same day, the Company moved to intervene as a defendant. On February 4, 2010, plaintiffs filed a motion for class certification, which has been held in abeyance pending rulings on other pending motions. The second action, filed on November 6, 2009 under the caption *"St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,"* is brought by two entities that purchased or reimbursed certain purchases of Celexa or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. The Company intends to vigorously defend against both of these actions.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to the Company's commercial relationship with Omnicare, Inc. (Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning the Company's contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others. The Company is cooperating in this investigation.

Beginning in January 2008, the Company and Merz Pharma GmbH & Co. KgaA (Merz), the Company's licensor for Namenda, commenced a series of patent infringement lawsuits in the United States District Court for the District of Delaware and other districts against several companies (including Teva, Mylan and Barr Laboratories, Inc.) who notified the Company that they filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda. The lawsuits filed in districts other than Delaware were eventually withdrawn. The cases in Delaware were consolidated under the caption *Forest Laboratories, Inc. et al. v. Cobalt Laboratories Inc. et al.* In August 2009, the action against certain defendants who had contested jurisdiction in Delaware (Orchid and its subsidiary Orgenus) was transferred to the District of New Jersey.

Forest and Merz have entered into definitive settlement agreements with all but one defendant (Mylan). Under the terms of these settlement agreements, subject to review by the U.S. Federal Trade Commission, Forest and Merz will provide licenses to each of Amneal, Cobalt, Dr. Reddy's, Lupin, Orchid, Sun, Teva, Upsher-Smith, and Wockhardt that will permit these companies to launch their generic versions of Namenda as of the date that is the later of (a) three calendar months prior to the expiration of the '703 patent, including any extensions and/or pediatric exclusivities or (b) the date each company receives final FDA approval of its ANDA, or earlier in certain circumstances. Forest and Merz also agreed to reimburse certain legal costs in connection with the patent litigation for these defendants.

In the Delaware action against Mylan, a five-day bench trial that was scheduled to begin on April 5, 2010 was postponed indefinitely in view of the parties' settlement negotiations.

On July 14, 2006, the Company was named as a defendant, together with approximately 20 other pharmaceutical manufacturers and wholesalers, in an action brought by RxUSA Wholesale, Inc. in the United States District Court for the Eastern District of New York under the caption *RxUSA Wholesale, Inc. v. Alcon Laboratories, et al.* The action alleges various antitrust and related claims arising out of an alleged concerted refusal by the defendant manufacturers and wholesalers to sell prescription drugs to plaintiff, a secondary drug wholesaler. By way of a decision dated September 24, 2009, Judge Dennis R. Hurley granted Defendants' motions to dismiss, and the matter is now pending on appeal before the United States Court of Appeals for the Second Circuit.

In April 2006, an action was commenced in the United States District Court for the Southern District of New York against the Company and Lundbeck under the caption *Infosint S.A. v. H. Lundbeck A/S, Lundbeck Inc. and Forest Laboratories, Inc.* On October 15, 2009, a jury reached a verdict finding that a claim of Infosint's manufacturing process patent is valid and infringed by Forest's importation and sale in the United States of certain "citalopram products," and to the extent infringement was found, that the Company's licensing partner H. Lundbeck A/S induced any such infringement. As part of this verdict, the jury awarded Infosint $15 million in damages. Judge Lewis A. Kaplan entered judgment on October 21, 2009 in accordance with the jury's verdict. Equitable defenses that may eliminate any damages award have yet to be heard by the district court. Further, the Company has filed post-trial motions in the district court and plans to appeal the case to the U.S. Court of Appeals for the Federal Circuit, if necessary. The Company has informed Lundbeck that pursuant to the license agreements with them, Lundbeck is required to indemnify the cost of defending this action and from any associated damages or awards. During the quarter ended December 31, 2009, Infosint commenced comparable litigation against a subsidiary of the Company in the Republic of Ireland.

The Company has been named in approximately 80 product liability lawsuits that remain active. Forty-eight of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. Thirty-two of these lawsuits allege that Celexa or Lexapro caused birth defects or persistent pulmonary hypertension in newborns (PPHN). Each lawsuit seeks substantial compensatory and punitive damages. The Company is vigorously defending these suits. An MDL has been established for the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri. Except for one federal court case, the birth defect/PPHN cases have been consolidated in Cole County Circuit Court in Missouri.

The Company expects the federal court MDL and the state court consolidation will ease the burden of defending these cases. The Company believes there is no merit to these actions and that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide the Company with a meaningful opportunity to vindicate its products. However, litigation is inherently subject to uncertainty and the Company cannot predict or determine the outcome of this litigation.

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to the Company's use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception. The Company has complied with the subpoenas.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and the Company has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

14. Income taxes *(In thousands)*:

The components of income before income tax expense were:

Years ended March 31,	2010	2009	2008
United States	$386,214	$238,219	$ 440,271
Foreign	564,472	732,315	770,126
Income before income tax expense	**$950,686**	**$970,534**	**$1,210,397**

The provision for income taxes consists of the following:

Years ended March 31,	2010	2009	2008
Current:			
U.S. federal	$227,181	$149,739	$194,491
State and local	19,905	20,263	18,139
Foreign	43,558	46,884	56,885
	290,644	216,886	269,515
Deferred:			
United States	(23,216)	(11,943)	(26,549)
Foreign	875	(2,152)	(502)
	(22,341)	(14,095)	(27,051)
	$268,303	**$202,791**	**$242,464**

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31,	2010	2009	2008
(percentage of income before income tax expense)			
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations	(11.3)	(18.9)	(14.5)
Research credit	(1.1)	(1.3)	(1.6)
State and local taxes, less federal tax benefit	1.4	0.7	1.4
Government investigation	0.0	3.1	0.0
Permanent differences and other items	4.2	2.3	(0.3)
	28.2%	**20.9%**	**20.0%**

The Company's effective tax rate for fiscal years 2010, 2009 and 2008 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the United States.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, Management believes that we maintained effective internal control over financial reporting as of March 31, 2010.

Our independent registered public accounting firm has issued an attestation report on Management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman and
Chief Executive Officer

Francis I. Perier, Jr.
Senior Vice President-Finance and
Chief Financial Officer

May 26, 2010

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the "Management's Report on Internal Control Over Financial Reporting" on the prior page. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2010 and March 31, 2009 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010, and our report dated May 26, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 26, 2010

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2007 Forest Laboratories, Inc. and Subsidiaries adopted the provisions of Financial Accounting Standards Board ("FASB") ASC 740-10 (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 26, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 26, 2010

Form 10-K
The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2010 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

NYSE Certification
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2010. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2009.

Annual Meeting
The fiscal 2010 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 277 Park Avenue, 17th floor, on Monday, August 9, 2010 at 10:00 am.

Stock Market Data
The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April - June 2008	41.27	31.75
July - September 2008	39.02	26.17
October - December 2008	28.33	19.23
January - March 2009	27.15	18.37
April - June 2009	25.49	20.93
July - September 2009	29.82	23.32
October - December 2009	32.76	27.02
January - March 2010	33.10	28.27

As of May 21, 2010 there were 1,203 stockholders of record of the Company's common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Forest Laboratories, Inc., the S&P 500 Index, and the S&P Pharmaceuticals Index

The following graph compares the cumulative 5-year total return attained by stockholders on Forest Laboratories, Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and the S&P Pharmaceuticals index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from 3/31/2005 to 3/31/2010.


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/05
3/06
3/07
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Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

*$100 invested on 3/31/05 in stock or index, including reinvestment of dividends. Fiscal year ended March 31.

OFFICERS

Corporate

Howard Solomon
Chairman & Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President & Chief Operating Officer

Raymond Stafford
Executive Vice President, Global Marketing &
Chief Executive Officer
Forest Laboratories Europe

Elaine Hochberg
Senior Vice President, Marketing &
Chief Commercial Officer

Francis I. Perier, Jr.
Senior Vice President, Finance &
Chief Financial Officer

Ralph Kleinman
Vice President, Corporate Tax & Treasury

William J. Meury
Vice President, Marketing

Frank Murdolo
Vice President, Investor Relations

Sally Paull
Vice President, Human Resources

David F. Solomon
Vice President, Business Development &
Strategic Planning

Marco Taglietti, M.D.
Vice President, Research & Development &
President
Forest Research Institute

Kevin Walsh
Vice President, Information Systems &
Manufacturing Operations

Rita Weinberger
Vice President, Controller

Herschel S. Weinstein
Vice President, General Counsel &
Corporate Secretary

Subsidiary/Division

Dirk A. Thye, M.D.
President
Cerexa

Michael F. Baker
Executive Vice President,
Trade Sales & Development
Forest Pharmaceuticals

Robert Jackson
Executive Vice President,
Project Management & Operations
Forest Research Institute

Gerard J. Azzari
Senior Vice President, Institutional Sales
Forest Pharmaceuticals

C. Douglas Glidewell
Senior Vice President, Finance
Forest Pharmaceuticals

Paul C. Grint, M.D.
Senior Vice President,
Early Development & Internal Medicine
Forest Research Institute

Terrill J. Howell
Senior Vice President, Operations
Forest Pharmaceuticals

Jerome Lynch
Senior Vice President, Sales
Forest Pharmaceuticals

Charles S. Ryan, Ph.D.
Senior Vice President, Intellectual
Property Counsel
Forest Research Institute

Srinivas Vangala
Senior Vice President, Informatics
Forest Research Institute

Nancy Barnett
Vice President, Marketing Services
Forest Pharmaceuticals

Marlette Boerstoel
Vice President, Global Drug Safety &
Chief Safety Officer
Forest Research Institute

June Bray
Vice President, Regulatory Affairs
Forest Research Institute

Ian A. Critchley, Ph.D.
Vice President, Clinical Microbiology
Cerexa

Mark A. Devlin
Vice President, Managed Markets,
Government & Policy
Forest Pharmaceuticals

Wael Fayad
Vice President,
Business Development
Forest Pharmaceuticals

Monica H. Fencik
Vice President, Scientific Assessments
Forest Research Institute

H. David Friedland, M.D.
Vice President, Clinical Sciences
Cerexa

Christoph Haas
Vice President,
Global Product Transfer
Forest Research Institute

Teri Kalish
Vice President, Marketing
Forest Pharmaceuticals

Jonathan D. Lee
Vice President, Development Operations
Cerexa

Shashank Mahashabde, Ph.D.
Vice President, Development
Pharmaceutics & Clinical Packaging
Forest Research Institute

Ramaswamy Murari
Vice President, Corporate
Quality & Compliance
Forest Research Institute

Thomas Nee
Vice President, New Products
Forest Pharmaceuticals

Ulo Palm, M.D., Ph.D.
Vice President, Clinical
Operations & Planning
Forest Research Institute

Patrick Retif
Vice President,
Informatics Sales & Marketing
Forest Pharmaceuticals

Kimberley Thacker, M.D.
Vice President, Medical Affairs
Forest Research Institute

Joseph Zimmerman
Vice President & Chief of Compliance
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for Clinical Affairs
Massachusetts General Hospital

William J. Candee, III
Attorney in Private Practice

George S. Cohan
President
The George Cohan Company, Inc.
(Consultants)

Dan L. Goldwasser
Shareholder
Vedder Price, P.C.
(Attorneys at Law)

Kenneth E. Goodman
Private Investor

Lawrence S. Olanoff, M.D., Ph.D.

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Howard Solomon

Peter J. Zimetbaum
Director of Clinical Cardiology
Beth Israel Deaconess
Medical Center

Independent Registered Public Accountants

BDO Seidman, LLP
New York, NY

Transfer Agent

Address stockholder inquiries to:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-2053
Telephone: 1-800-313-9450





Forest Laboratories, Inc.

909 Third Avenue, New York, NY 10022-4731

www.frx.com